CUSIP NO. 449219 10 4                                          Page 1 of 5 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 1)


                                IBL BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   449219 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  [X] Rule 13d-1(b)
                  [ ] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

CUSIP NO. 449219 10 4                                          Page 2 of 5 Pages

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          IBL Bancorp, Inc. Employee Stock Ownership Plan       72-1421499
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                         (B)[ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Louisiana
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5.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
          VOTING POWER 14,760
--------------------------------------------------------------------------------
6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER 2,109
--------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 14,760
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER 2,109
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          16,869
--------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           [ ]
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11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          8.0%
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12.       TYPE OF REPORTING PERSON
          EP
--------------------------------------------------------------------------------

CUSIP NO. 449219 10 4                                          Page 3 of 5 Pages

Item 1(a) Name of Issuer:

                  IBL Bancorp, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               23910 Railroad Avenue
               Plaquemine, Louisiana 70764

Item 2(a)      Name of Person Filing:

               IBL Bancorp, Inc. Employee Ownership Plan

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               IBL Bancorp, Inc.
               23910 Railroad Avenue
               Plaquemine, Louisiana 70764

Item 2(c)      Citizenship:

               Louisiana

Item 2(d)      Title of Class of Securities:

               Common Stock, par value $.01 per share

Item  2(e)     CUSIP Number:

               449219 10 4

               Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (f) [X] An employee  benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.        Ownership.

               (a)  Amount beneficially owned:

               16,869

               (b)  Percent of class: 8.0%

CUSIP NO. 449219 10 4                                          Page 4 of 5 Pages

               (c)  Number of shares as to which such person has:

                    (i)   Sole  power  to  vote or to  direct  the  vote  14,760
                                                                          ------
                    (ii)  Shared  power  to vote or to  direct  the  vote  2,109
                                                                           -----
                    (iii) Sole power to dispose or to direct the  disposition of
                                                                          14,760
                                                                          ------
                    (iv)  Shared  power to dispose or to direct the  disposition
                          of                                               2,109
                                                                           -----


                          The IBL Bancorp,  Inc.  Employee Stock  Ownership Plan
                  Trust ("Trust") was established pursuant to the IBL Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees and will generally vote unallocated shares held in the ESOP in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP Trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will generally be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 1999, 2,109 shares have been or were committed to be allocated to participants' accounts and 14,760 shares were unallocated.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable since the reporting entity owns more than 5% of the class.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf  of Another
                  Person.

                  Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

                  Item 8.Identification and Classification of Members of the Group.

                  Not applicable since the reporting entity is not a member of a group.

Item 9.           Notice of Dissolution of Group.

                  Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 449219 10 4                                          Page 5 of 5 Pages
Item 10.          Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            IBL BANCORP, INC.
                                             EMPLOYEE STOCK OWNERSHIP PLAN TRUST

February 4 , 2000                  By:    /s/ G. Lloyd Bouchereau, Jr.
         --                               ----------------------------
                                              G.  Lloyd Bouchereau, Jr., Trustee



February 4 , 2000                  By:    /s/ Bobby E. Stanley
         --                               --------------------
                                              Bobby E. Stanley, Trustee


February 4 , 2000                  By:    /s/ Danny M. Strickland
         --                               -----------------------
                                              Danny M. Strickland, Trustee

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